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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                           COPLEY PHARMACEUTICAL, INC.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   21745K-10-1
                              ---------------------
                                 (CUSIP Number)

                                David A. Jenkins
                                    President
                               Hoechst Corporation
                                86 Morris avenue
                                Summit, NJ 07901
                                 (908) 231-4058
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 1999
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
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          This Amendment to the Statement on Schedule 13D (the "Schedule 13D")
with respect to the Common Stock of Copley Pharmaceutical, Inc. (the "Issuer") is filed by Hoechst Corporation, a Delaware corporation ("Parent").

Item 4.   Purpose of Transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As of August 9, 1999, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Teva Pharmaceutical USA, Inc., a Delaware corporation ("Teva USA"), and Caribou Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Teva USA ("Purchaser"), pursuant to which Purchaser has agreed to offer to purchase (the "Offer") all the outstanding shares (the "Shares") of Common Stock of the Issuer at $11.00 per share net to seller in cash without interest thereon (the "Offer Price"). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions to the merger set forth in the Merger Agreement, Purchaser will be merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Teva USA. At the effective time of the Merger (the "Effective Time"), subject to certain exceptions, each issued and outstanding Share will be converted into the right to receive the Offer Price or such higher price as may be paid in the Offer (the "Merger Consideration"), less any required withholding taxes. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement filed as an exhibit to the Schedule 14D-9 filed by the Issuer on August 16, 1999 (the "Schedule 14D-9") and incorporated herein by reference.

          As a condition and inducement to Teva USA and Purchaser entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Teva USA, Purchaser and Parent, which beneficially owns 9,934,100 or approximately 51% of the outstanding Shares (the "Parent Shares"), entered into a Stockholder Agreement (the "Stockholder Agreement") pursuant to which Parent agreed, among other things, to tender (and not withdraw) its Shares pursuant to the Offer.

Stockholder Agreement

          The following summary of the material terms of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Stockholder Agreement filed as an exhibit to the
Schedule 14D-9 and incorporated herein.

Agreement to Tender. Under the Stockholder Agreement, Parent has agreed to validly tender (and not withdraw), pursuant to the terms of the Offer, the Parent Shares not later than the fifth business day after commencement of the Offer. For the Parent Shares validly tendered in the Offer and not withdrawn, Parent will be entitled to receive the Offer Price per share.

Agreement Not to Dispose or Encumber Shares/Hoechst Offering. Under the Stockholder Agreement and while the Stockholder Agreement is in effect, Parent has agreed that, except pursuant to the Offer, it will not, without the prior written consent of Teva USA and Purchaser, (i) offer or agree to sell, transfer,
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tender, assign, pledge, encumber, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender pledge, encumbrance, assignment or other disposition of any or all of the Parent Shares, or any interest therein, (ii) grant any proxies or powers of attorney with respect to the Parent Shares, deposit any of the Parent Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of the Parent Shares, or (iii) to take any action that could reasonably be expected to make any representation or warranty of Parent under the Stockholder Agreement incorrect or result in a breach of the Stockholder Agreement by Parent or of the Merger Agreement by the Issuer. Additionally, Parent has agreed that the Parent Shares will bear a legend stating that they are subject to the restrictions on transfer contained in the Stockholder Agreement. Parent has also agreed to waive any appraisal rights it may have under the Stockholder Agreement and the Merger Agreement.

          However, in order to assure that Parent will have the flexibility to dispose of at least a portion of the Parent Shares in 1999, the Stockholder Agreement provides that Parent will have the right to withdraw and sell up to 4,967,050 of the Parent Shares (the "Offering Shares") to up to ten (10) persons after October 31, 1999 provided that the purchasers of the Offering Shares in turn agree to tender the Offering Shares into the Offer. To facilitate such a possible sale, the Stockholder Agreement permits Parent (i) to take customary actions in preparation for a registered or unregistered secondary offering of the Offering Shares (a "Hoechst Offering") (including conducting discussions and negotiations with prospective placement agents and due diligence activities involving the Issuer, and drafting any related registration statement or offering circular); (ii) after September 30, 1999, to file with the Securities and Exchange Commission any registration statement for a Hoechst Offering, distribute any related prospectus or other offering circular for a Hoechst Offering and any amendments or supplements thereto to prospective investors, and commence marketing efforts with respect to a Hoechst Offering; and (iii) after October 31, 1999, to consummate any Hoechst Offering with respect to the Offering Shares; provided, that sales of the Offering Shares can be made to no more than ten (10) purchasers and Parent will cause each Person who or which acquires Offering Shares in any Hoechst Offering to agree in writing, in form and substance reasonably satisfactory to Teva USA, to have with respect to such Offering Shares the same rights and obligations under the Stockholder Agreement as Parent (except that no such Person shall have the right to withdraw the Offering Shares from the Offer or transfer such Shares other than pursuant to the Offer). Any breach by any such Person of any such obligations would be deemed a breach of the Stockholder Agreement by Parent.

Voting of Shares. In the Stockholder Agreement, Parent has agreed that from the date thereof until the termination of the Stockholder Agreement, at any meeting of the Issuer's stockholders (whether annual or special, and whether or not an adjourned or postponed meeting), however called or in connection with any written consent of the Issuer's stockholders, it will vote the Parent Shares (i) in favor of the approval and adoption of the Merger and each of the other actions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of any covenant, representation or
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warranty or any other obligation or agreement of the Issuer under the Merger
Agreement or of Parent under the Stockholder Agreement or that would impede, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated thereby or by the Stockholder Agreement. Parent has also agreed to vote against: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination, involving the Issuer or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of the assets or business of the Issuer or its subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Issuer or its subsidiaries; (C) any change in the present capitalization of the Issuer, including any proposal to sell any equity interest in the Issuer or any of its subsidiaries or any amendment of the certificate of incorporation or by-laws of the Issuer; (D) any change in a majority of the Issuer's Board; (E) any other change in the Issuer's corporate structure or business; and (F) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

Termination. The Stockholder Agreement provides that it shall terminate and be of no further force and effect automatically and without any required action of the parties thereto upon the earlier to occur of (a) the Effective Time; (b) the termination of the Merger Agreement by any party thereto in accordance with its terms; (c) Purchaser's failure to commence the Offer within five (5) business days following the date of the initial public announcement of the Offer; (d) the termination of the Offer, or expiration of the Offer without Purchaser's having accepted for payment and paid for all Shares tendered pursuant thereto, provided that Parent's right to terminate shall not be available to Parent if it is then in material breach of the Stockholder Agreement and such breach is the proximate cause of the Offer having so expired or having been terminated; (e) any modification of any term or condition of the Offer which would require the prior written consent of the Issuer pursuant to certain provisions of the Merger Agreement as in the form originally executed and without amendment (whether or not such consent is obtained); and (f) December 31, 1999. Parent has also agreed to pay to Teva USA $10,000,000 in cash in same day funds if the Merger Agreement is terminated in accordance with its terms and the proximate cause of such termination was Parent's breach of any of its representations or warranties under the Stockholder Agreement or Parent's breach or failure to perform any of its covenants or agreements under the Stockholder Agreement.

Representations and Warranties. The Stockholder Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by Parent as to ownership of the Parent Shares, corporate organization, power and authority, the absence of any conflicts with charter documents and contracts, the absence of any need to make governmental filings or to obtain consents or approvals, the execution, delivery and performance of the Stockholder Agreement, the lack of encumbrances on the Parent Shares and the acknowledgment of Teva USA's and Purchaser's reliance.

No Solicitation. Parent has agreed in the Stockholder Agreement that during the term of the Stockholder Agreement, except in connection with a Hoechst Offering, it will not, directly or indirectly, through any officer, director, agent or other representative, solicit, initiate or encourage, or take any other action
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designed or reasonably likely to facilitate, any inquiries or the making of any proposal from any person (other than Teva USA, Purchaser and any of their Affiliates) relating to (i) any acquisition of all or any of the Parent Shares or (ii) any transaction that constitutes an Acquisition Proposal, or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. Without the prior written consent of Teva USA, and except in connection with a Hoechst Offering, Parent and its affiliates shall not, and shall instruct their respective Representatives not to, issue any press release or make any public statement or take any action that would otherwise require any public disclosure concerning the Merger, the Offer or the transactions contemplated by the Merger Agreement or the Stockholder Agreement; provided, however, that Parent may, without the prior written consent of Teva USA, issue such press release or make such public statement or take such action as may upon the advice of counsel be required by law, if it has provided prior notice to Teva USA and used all reasonable efforts to consult with Teva USA.

          The Chia Tai Agreement

          Teva USA indicated its unwillingness to enter into the Merger Agreement unless Teva USA was provided an option to terminate the Issuer's indirect interest in Wuxi Chia Tai-Copley Pharmaceutical Limited, a corporation formed under the laws of the Peoples Republic of China (the "China Joint Venture"). Accordingly, the Issuer, Parent and, with respect to certain provisions only, Teva USA have entered into a Purchase and Sale Agreement, dated as of August 9, 1999 (the "Chia Tai Agreement"), relating to the China Joint Venture. The following summary of the material terms of the Chia Tai Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Chia Tai Agreement filed as an exhibit to the Schedule 14D-9 and incorporated herein by reference.

          The Issuer and Chia Tai Healthcare Group, a Hong Kong corporation, formed Chia Tai-Copley Pharmaceutical Limited, a corporation formed under the laws of the British Virgin Islands (the "BVI Joint Venture"). The BVI Joint Venture and other investors formed the China Joint Venture, and in December 1995 the Issuer and Parent reached an agreement that Parent would purchase (the "Purchase") the Issuer's approximate 49% interest in the BVI Joint Venture for $2,107,000 (the "Purchase Price"). The BVI Joint Venture owns approximately 85% of the China Joint Venture.

          Pursuant to the Chia Tai Agreement, at any time prior to the six month anniversary of the Offer closing date (the "Put Expiration Date"), Parent shall, within ten (10) days of a written request by the Issuer, purchase all of the Issuer's ownership interest in the BVI Joint Venture for the Purchase Price. Parent also agreed to assume any and all liabilities of the Issuer or Teva USA existing as of the time of the Purchase and arising out of the BVI Joint Venture or the China Joint Venture, provided that the Issuer agreed that until the earlier of the time of the Purchase and the Put Expiration Date, it would not incur any liabilities in respect of or arising out of the BVI Joint Venture or the China Joint Venture without the prior consent of Parent.
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          The Pentoxifylline Agreement Amendment

          Since January 1, 1997, the Issuer has been a party to an agreement relating to the distribution of Pentoxifylline, a drug manufactured by Hoechst Marion Roussel, Inc., a Delaware corporation and an affiliate of Parent ("HMR"). Teva USA, as a condition to entering into the Merger Agreement, requested that this agreement be terminated. Accordingly, on August 9, 1999, Parent and HMR entered into the Pentoxifylline Agreement Amendment (the "Pentoxifylline Agreement Amendment") regarding certain changes to the parties' existing Pentoxifylline Agreement dated as of January 1, 1997 (the "Original Pentoxifylline Agreement"). The following summary of the material terms of the Pentoxifylline Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the copy of the Pentoxifylline Agreement Amendment filed as an exhibit to the Schedule 14D-9 and incorporated herein by reference.

          The Pentoxifylline Agreement Amendment provides that after the Offer closing date HMR will continue to receive, with respect to sales by the Issuer of Pentoxifylline, 80% of the Copley Net Profit Margin (as defined in the Pentoxifylline Agreement) if such number is positive, but in no event will HMR be charged with any losses if such Copley Net Profit Margin is a negative amount. The determination of Copley Net Profit Margin shall not give effect to any shelf stock adjustments after the Offer closing date.

          The Pentoxifylline Agreement Amendment also provides that after the Offer closing date the Issuer's obligation to purchase and HMR's obligation to supply pentoxifylline shall be limited to (i) 100% of the quantity set forth in the Issuer's last forecast delivered before the Offer closing date for the three calendar months following the month in which the Offer closing date occurs; and
(ii) 50% of the Issuer's forecast referred to in clause (i) above for the fourth, fifth and sixth calendar months following the month in which the Offer closing date occurs. The Pentoxifylline Agreement Amendment requires the Issuer, until the Offer closing date, to conduct its business with respect to pentoxifylline in the ordinary course of business. Pursuant to the Pentoxifylline Agreement Amendment, HMR will no longer be bound to sell pentoxifylline only to the Issuer and HMR may sell pentoxifylline to other parties upon the earlier to occur of (i) the beginning of the fourth month after the month in which the Offer closing date occurs and (ii) the beginning of the first month in which the Issuer's forecast is 50% or less of the forecast for July 1999. The Pentoxifylline Agreement Amendment provides that the Original Pentoxifylline Agreement shall terminate at the end of the sixth calendar month following the month in which the Offer closing date occurs, except for each party's rights and obligations relating to pentoxifylline purchased by the Issuer prior to such termination.

          The Registration Rights Agreement

          The following is a summary of certain material provisions of the Registration Rights Agreement dated as of August 9, 1999 by and among the Issuer and Parent (the "Registration Rights Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete
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text of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

          The Registration Rights Agreement provides that at any time after September 30, 1999, Parent will be entitled to request that the Issuer register under the Securities Act of 1933, as amended (the "Securities Act") up to 4,967,050 the Parent Shares of Common Stock (the "Registrable Shares") for sale to not more than ten (10) purchasers as permitted by the Stockholder Agreement. In no event will the Issuer be obligated to file more than one registration statement under the Registration Rights Agreement.

          The Issuer is required to use its reasonable best efforts to cause such registration statement to become effective by October 31, 1999. All out-of-pocket expenses incurred by the Issuer in complying with the registration of the Registrable Shares that it would not otherwise have incurred absent such registration will be borne by Parent. These expenses include all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Issuer, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and fees and disbursements of Parent's counsel. The Issuer will bear all expenses that it would have incurred absent the registration required by Parent.

          The Issuer is not required to enter into an underwriting agreement in connection with the registration of the Registrable Shares. The Issuer and Parent have agreed to indemnify each other against, and to provide contribution with respect to, certain liabilities relating to the registration of the Registrable Shares under the Securities Act. The Registration Rights Agreement contains various customary representations and warranties of the Issuer.

          The obligations of the Issuer to register the Registrable Shares or keep effective the registration statement shall terminate on the earliest of (A) January 10, 2000, (B) termination of the Merger Agreement, (C) termination of the Stockholder Agreement or (D) termination, withdrawal or expiration of the Offer without Purchaser accepting for payment Shares thereunder.

          The Representation Letter

          The following is a summary of certain material provisions of a representation letter dated as of August 9, 1999 by Parent regarding the continued availability of insurance coverage of Parent with respect to the Issuer's albuterol-related product liability litigation (the "Representation Letter"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Representation Letter, a copy of which has been filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

          As a condition to its entering into the transaction, Teva USA required Parent to provide it with the Representation Letter in which Parent provided assurance regarding the continued availability of insurance coverage of Parent
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and its affiliates related to the albuterol product liability litigation following the consummation of the Merger. In a letter dated August 9, 1999, Parent represented, warranted and confirmed to both the Issuer and Teva USA that: (a) product liability claims based on injuries alleged to have been caused by the Issuer's albuterol products are covered, and after the Offer and the Merger will continue to be covered, under insurance policies of Parent and its affiliated companies, subject to (1) the conditions of such policies; (2) the existing letter agreements (the "Insurance Agreements") among the Issuer, Parent and certain of such insurers relating to the albuterol settlement agreement; and
(3) in the case of the coverage to which the Insurance Agreements are not applicable, the requirement that such injuries are alleged to have been caused after November 11, 1993 and prior to the consummation of the Offer; (b) as to the limits on the Issuer's co-insurance obligation with respect to albuterol product liability claims under the Insurance Agreements; and (c) that in connection with the Insurance Agreements, neither Parent nor the Issuer has, except as set forth in the Insurance Agreements, executed any waiver of coverage under Parent's and its affiliated companies' insurance policies relating to injuries alleged to have been caused by the Issuer's albuterol products.


Item 7.   Material to be Filed as Exhibits.

(h)(1) Agreement and Plan of Merger dated as of August 9, 1999 by and among Teva Pharmaceuticals USA, Inc., Caribou Merger Corporation and Copley Pharmaceutical, Inc. (filed as exhibit 3 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(2) Stockholder Agreement dated as of August 9, 1999 by and among Teva Pharmaceuticals USA, Inc., Caribou Merger Corporation and Hoechst Corporation (filed as exhibit 4 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(3) Registration Rights Agreement dated as of August 9, 1999 between Copley Pharmaceutical, Inc. and Hoechst Corporation (filed as exhibit 8 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(4) Purchase and Sale Agreement dated as of August 9, 1999 between Copley Pharmaceutical, Inc. and Hoechst Corporation and, with respect to certain provisions thereof, Teva Pharmaceuticals USA, Inc. (filed as exhibit 9 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(5) Pentoxifylline Agreement Amendment dated as of August 9, 1999 between Copley Pharmaceutical, Inc. and Hoechst Marion Roussel, Inc. (filed as exhibit 10 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(6) Letter dated as of August 9, 1999 from Hoechst Corporation to Copley Pharmaceutical, Inc. and Teva Pharmaceuticals USA, Inc. (filed as exhibit 11 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 16, 1999

                                        HOECHST CORPORATION



                                        By:  /s/ David A. Jenkins
                                             -----------------------------------
                                             Name:   David A. Jenkins
                                             Title:  President
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                                  EXHIBIT INDEX

          Exhibit

(h)(1) Agreement and Plan of Merger dated as of August 9, 1999 by and among Teva Pharmaceuticals USA, Inc., Caribou Merger Corporation and Copley Pharmaceutical, Inc. (filed as exhibit 3 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(2) Stockholder Agreement dated as of August 9, 1999 by and among Teva Pharmaceuticals USA, Inc., Caribou Merger Corporation and Hoechst Corporation (filed as exhibit 4 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(3) Registration Rights Agreement dated as of August 9, 1999 between Copley Pharmaceutical, Inc. and Hoechst Corporation (filed as exhibit 8 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(4) Purchase and Sale Agreement dated as of August 9, 1999 between Copley Pharmaceutical, Inc. and Hoechst Corporation (filed as exhibit 9 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16,
          1999)

(h)(5) Pentoxifylline Agreement Amendment dated as of August 9, 1999 between Copley Pharmaceutical, Inc. and Hoechst Marion Roussel, Inc. (filed as exhibit 10 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)

(h)(6) Letter dated as of August 9, 1999 from Hoechst Corporation to Copley Pharmaceutical, Inc. and Teva Pharmaceuticals USA, Inc. (filed as exhibit 11 to the Schedule 14D-9 filed by Copley Pharmaceutical, Inc. on August 16, 1999)